Exhibit 10.2

26 March, 2024

Peter Sorensen
17105 Hampton Ct Minnetonka, MN 55345
Petersorensen3@gmail.com

Dear Peter:

SANUWAVE, Inc. (the “Company”) is pleased to extend to you this conditional offer of employment as Chief Financial Officer reporting directly to Morgan Frank, CEO. Your position will be located at 11495 Valley View Rd Eden Prairie, MN 55344. We anticipate your start date will be on or around April 1, 2024 subject to final determination depending upon the filing of the Sanuwave form 10-K with the SEC.

Compensation. Your initial base annual salary will be $225,000, less withholdings, and payable in accordance with the Company’s normal payroll practices and procedures. This position is full-time, exempt, and is not eligible for overtime. This salary may be adjusted from time to time in the Company’s sole discretion.

Bonus. You will be eligible for an annual bonus in accordance with the Company’s plans and practices as adopted from time-to-time. For 2024, you shall be eligible for an annual bonus, up to 40% of your base compensation based on the Company’s and your achievement of certain objectives, payable in accordance with the Company’s bonus plan for 2024 and conditioned upon your employment through the bonus payment date. You may be eligible for bonus compensation in subsequent years according to the terms and conditions of any applicable bonus plan(s) that may be adopted by the Company from time to time.

Equity Compensation. Subject to the approval of the Board of Directors and the adoption of the Company’s equity incentive plan, the Company will recommend the Employee receive an employee equity options grant to purchase 105,000 shares (~1% of current shares outstanding) struck at market price in the quarter in which employment commences, and subject to conditional vesting on a schedule of 1/3, 1/3, 1/3 of the total amount at 12, 24, and 36 months from the grant respectively (the “Options”). The Options will be subject to standard acceleration provisions to provide for vesting around a change of control or other similar events. All option grants will be subject to the terms of the individual award agreement and the terms of the Company’s Equity Incentive Plan as adopted in 2024.

Severance Entitlements. In the event your employment with the Company is terminated without Cause (as determined in accordance with the policies and practices of the Company), you will be eligible for a severance package equal to three months of your then-current base salary, less applicable withholdings, conditioned upon you executing and not rescinding a Severance Agreement and General Release in a form provided by the Company, and payable in approximately equal installments over the 3 month period following the termination of your employment and the expiration of any rescission periods applicable to the General Release.

Benefits. You will be eligible for benefits sponsored by the Company from time-to-time, subject to the eligibility and other provisions of the applicable benefit plans or programs. You will be eligible to accrue and use vacation time in accordance with the Company’s policies in place from time-to-time.

Offer Contingencies. This employment offer is contingent upon the following:

•	Signing the Company's Employee Handbook, Insider Trading Policy, form I-9, and Non-Compete and Confidentiality Agreement (the “Agreements”)
•	Successful completion of, and satisfactory results from, a background investigation, consistent with applicable law
•	Confirmation that you are not subject to any legal restrictions on your employment activities (see below)
•	Accepting this offer in writing no later than March 26, 2024.

This offer will be withdrawn (whether or not you have already signed it) if any of the above conditions are not satisfied.

Guidelines for Employment. If you accept this offer and become an employee of the Company, you will be subject to our employment policies and practices, including without limitation, the Company’s right to inspect and access your Company equipment and work product, with or without notice. In addition, the Company reserves the right to modify the compensation or benefits arrangements described in this letter or otherwise maintained by the Company, and also reserves the right to modify your position or duties to meet business needs and to use its discretion in deciding on appropriate discipline.

The Company is an at-will employer. At-will means that an employee may resign at any time with or without advance notice to the Company and with or without cause. Likewise, the Company may terminate an employee at any time with or without advance notice and with or without cause.

Restrictions on Employment. By signing below, you confirm that you do not have any type of written or oral non-solicitation or non-competition agreement or any other agreement, which would prevent you from accepting or performing services for the Company. You agree that you will not use or disclose confidential information obtained from previous employers during your employment with the Company, unless the information is publicly known or your previous employers have represented to you that you are entitled to use or disclose the information.

Acceptance. This offer will remain open until March 26, 2024. To indicate your acceptance of the Company's offer on the terms and conditions set forth in this letter, please sign and date this letter in the space provided below and return it to me no later than that date. Upon receipt of your signed acceptance of this offer letter, the Company will contact you to begin your onboarding processes.

In addition, on your first day of employment, please be sure to bring your documentation or an acceptable receipt for a document establishing your identity and eligibility for employment in the U.S. as required by the Immigration Reform and Control Act of 1986. If you are unable to provide such verification within three business days of the date your employment begins, your employment may be terminated.

This letter and the Agreements constitute the entire agreement and understanding related to your offer of employment and supersedes any and all other agreements, either oral or in writing, between the Company and you related to your offer of employment. This letter will be governed by and construed in accordance with the laws of the State of Minnesota.

We look forward to your contributions and engagement as a valued member of our team. If you have any questions, please feel free to contact me.

Sincerely,

Morgan Frank
CEO

By signing below, I acknowledge that I have been furnished with a copy of this conditional offer of employment and that I understand and agree to the terms set forth above. I understand that I will be an at-will employee and that nothing in this document is intended to create a contract of employment or alter the at-will nature of my employment.

Acknowledgement and Acceptance of Terms:

/s/ Peter Sorensen	3/26/2024
Candidate	Date